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April 26, 1999


PERSONAL & CONFIDENTIAL


Board of Directors
Brite Voice Systems, Inc.
250 International Parkway
Heathrow, FL  32746

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock (the "Common Stock") of Brite Voice Systems, Inc. (the "Company") of the consideration to be received by holders of Common Stock, pursuant to an Agreement and Plan of Merger to be dated as of April 26, 1999 (the "Agreement") among the Company, InterVoice, Inc. (the "Parent") and InterVoice Acquisition Subsidiary III, Inc. (the "Purchaser"), a wholly owned subsidiary of the Parent. The Agreement provides for (i) the commencement by Purchaser of a tender offer (the "Tender Offer") to purchase 9,158,155 shares of Common Stock at a price of $13.40 per share, net to seller in cash (the "Offer Price"), and (ii) the subsequent merger (the "Merger") of the Purchaser into the Company in which the remaining shares of Common Stock will be converted and exchanged for common stock of the Parent ("Parent Common Stock") equal to the Offer Price (based on the 25 day average closing price of the Parent Common Stock) ending at the Effective time. The Tender Offer and the Merger are collectively referred to as the "Transaction." The terms and conditions of the Transaction are more fully set forth in the Agreement.

U.S. Bancorp Piper Jaffray, Inc. ("USB Piper Jaffray"), as a customary part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, underwriting and secondary distributions of securities, private placements and valuations for estate, corporate and other purposes. We have acted as financial advisor to the Company in connection with the Agreement and will receive a fee for services which is contingent upon consummation of the Transaction. We will also receive a fee for providing this opinion. This opinion fee is not contingent upon the consummation of the Transaction. The Company has also agreed to indemnify us against certain liabilities in connection with our services. USB Piper Jaffray makes a market in the Common Stock and Parent Common Stock. We acted as lead manager for the initial public offering of Common Stock on September 6, 1989. In the ordinary course of our business, we and our affiliates may actively trade securities of the Company and the Parent for our own account or the account of our customers and, accordingly, may at any time hold a long or short position in such securities.


In arriving at our opinion, we have undertaken such review, analyses and inquiries as we deemed necessary and appropriate under the circumstances. We have reviewed the draft dated April 22, 1999 of the Agreement. We also have reviewed financial and other information that was publicly



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April 26, 1999
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available or furnished to us by the Company and Parent, including information provided during discussions with the management of each company. In addition, we have compared certain financial data of the Company and Parent with various other companies whose securities are traded in public markets, reviewed prices and premiums paid in certain other business combinations and conducted other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

We have relied upon and assumed the accuracy and completeness of the financial statements and other information provided by the Company and the Parent or otherwise made available to us and have not assumed responsibility independently to verify such information. We have further relied upon the assurances of the Company's and the Parent's management that the information provided has been prepared on a reasonable basis in accordance with industry practice, and, with respect to financial planning data, reflects the best currently available estimates and judgment of the Company's and the Parent's management and that they are not aware of any information or facts that would make the information provided to us incomplete or misleading. Without limiting the generality of the foregoing, for the purpose of this opinion, we have assumed that neither the Company nor the Parent are party to any pending transaction, including external financing, recapitalizations, acquisitions or merger discussions, other than the Transaction or in the ordinary course of business. We have also assumed that the Transaction will be taxable for federal tax purposes to the holders of Common Stock. In arriving at our opinion, we have assumed that all the necessary regulatory approvals and consents required for the Transaction will be obtained in a manner that will not change the purchase price for the Company.

In arriving at our opinion, we have not performed any appraisals or valuations of any specific assets or liabilities of the Company, and have not been furnished with any such appraisals or valuations. We express no opinion regarding the liquidation value of any entity. Without limiting the generality of the foregoing, we have undertaken no independent analysis of any pending or threatened litigation, possible unasserted claims or other contingent liabilities, to which the Company, the Parent or any of their respective affiliates is a party or may be subject and, at the Company's direction and with its consent, our opinion makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters.

This opinion is necessarily based upon the information available to us and facts and circumstances as they exist and are subject to evaluation on the date hereof; events occurring after the date hereof could materially affect the assumptions used in preparing this opinion. We are not expressing any opinion herein as to the price at which shares of Common Stock or Parent Common Stock have traded or may trade at any future time. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof and do not have any obligation to update, revise or reaffirm this opinion.

This opinion is directed to the Board of Directors of the Company and is not intended to be and does not constitute a recommendation to any stockholder of the Company. We were not requested to opine as to, and this opinion does not address, the basic business decision to proceed with or effect the Transaction. Except with respect to the use of this opinion in connection with the Schedule 14D-9 relating to the Tender Offer, or the prospectus/proxy statement relating to the Merger, this opinion shall not be published or otherwise used, nor shall any public references to us be made, without our prior written approval.



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April 26, 1999
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Based upon and subject to the foregoing and based upon such other factors as we consider relevant, it is our opinion that the consideration to be received in the Transaction pursuant to the Agreement for the Common Stock of the Company is fair, from a financial point of view, to the holders of Common Stock of the Company (other than Parent and its affiliates) as of the date hereof.

Sincerely,



U.S. BANCORP PIPER JAFFRAY, INC.